SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Landos Biopharma, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

515069 102

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 515069 102

1.	Names of Reporting Persons. Perceptive Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,869,915
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,869,915

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,869,915
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.9%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 515069 102

1.	Names of Reporting Persons. Joseph Edelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,869,915
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,869,915

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,869,915
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 515069 102

1.	Names of Reporting Persons. Perceptive Life Sciences Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,299,751
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,299,751

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,299,751
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 515069 102

1.	Names of Reporting Persons. Perceptive Xontogeny Venture Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,799,564
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,799,564

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,799,564
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 515069 102

1.	Names of Reporting Persons. PX Venture (A), LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,770,600
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,770,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,770,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4%
14.	Type of Reporting Person (See Instructions) OO

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

Pursuant to a securities purchase agreement with the Issuer dated January 4, 2023 (the “Securities Purchase Agreement”), on January 10, 2023, Perceptive Xontogeny Venture Fund II, L.P. acquired 27,272,727 pre-funded warrants to purchase shares of the Issuer’s Common Stock (the “Pre-Funded Warrants”), and PX Venture (A), LLC acquired 3,636,363 Pre-Funded Warrants. The Pre-Funded Warrants were acquired for a purchase price of $0.54 per Warrant for an aggregate purchase price of $16,690,908. The purchase price was paid with working capital. The Pre-Funded Warrants are exercisable for shares of Common Stock at an exercise of $0.01 per share. The Pre-Funded Warrants provide that the holder of the Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if such holder, together with its affiliates and any other persons whose beneficial ownership of Common Stock would be aggregated with the holder for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, would beneficially own in excess of 35.00% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. The Warrant Shares will also be subject to certain registration rights under the Issuer’s Amended and Restated Investors’ Rights Agreement.

The foregoing descriptions of the Securities Purchase Agreement and the Pre-Funded Warrants do not purport to be complete and are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibit 4 and Exhibit 5 hereto, respectively, and incorporated by reference herein.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

The information set forth in Item 3 of this Amendment No. 3 to Schedule 13D is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 40,254,890 outstanding shares of Common Stock as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	Other than the transactions set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in the securities of the Issuer in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item	6 of the Schedule 13D is amended and supplemented as follows:

The information set forth in Item 3 of this Amendment No. 3 to Schedule 13D is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 4    Securities Purchase Agreement, dated January 4, 2023, by and between Landos Biopharma, Inc. and the investors that are a party thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on January 5, 2023)

Exhibit 5    Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed on January 5, 2023)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2023

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:	Perceptive Advisors LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

PERCEPTIVE XONTOGENY VENTURE FUND, L.P.

By:	Perceptive Xontogeny Ventures GP, LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

PX Venture (A), LLC

By:	Perceptive Venture Advisors, L.P.

By:	Perceptive Xontogeny Venture GP, LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member